Revision to GATX 2008 Annual Report
Exhibit 12
GATX CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
     The following table has been revised to reflect the adoption of Financial Accounting Standards Board Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), as of January 1, 2009. The provisions of this Staff Position have been applied retrospectively to all periods presented.

	Year Ended December 31
	2008	2007	2006	2005	2004
	In millions, except ratios

Earnings available for fixed charges:
Income from continuing operations before income taxes	$267.6	$255.4	$220.9	$166.3	$216.0
Add (deduct):
Share of affiliates’ earnings, net of distributions received	(34.4)	(36.3)	(39.9)	(33.5)	(23.3)
Total fixed charges	230.2	230.7	244.8	229.4	247.1

Total earnings available for fixed charges	$463.4	$449.8	$425.8	$362.2	$439.8

Fixed charges:
Interest expense	$151.6	$141.4	$143.6	$114.5	$134.4
Capitalized interest	—	0.1	0.1	—	—
Interest portion of operating lease expense	78.5	89.1	101.0	114.8	112.6
Preferred dividends on pre-tax basis	0.1	0.1	0.1	0.1	0.1

Total fixed charges	$230.2	$230.7	$244.8	$229.4	$247.1

Ratio of earnings to fixed charges	2.01	1.95	1.74	1.58	1.78